December 17, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Michael F. Johnson, Staff Attorney

Re:	Isilon Systems, Inc.
Form 10-K for the fiscal year ended December 31, 2009, filed February 5, 2010
File No. 001-33196

Dear Messrs. Crispino and Johnson:

Isilon Systems, Inc. (the “Company”) submits this letter in response to the comment contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated November 29, 2010 (the “Comment Letter”) relating to the above referenced filing.

Item 11. Executive Compensation (incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Compensation Discussion and Analysis

2009 Executive Compensation Overview and Expectations for 2010

Performance-Based Incentive Compensation, page 32

1.	We note your response to prior comment 1 and are unable to concur with your position. In regard to your argument that potentially inaccurate expectations could result from the disclosure of historical performance targets, it is unclear how assumptions made by your analysts or certain of your stockholders based upon historical performance targets could cause you competitive harm. Further, we cannot concur that your size should be taken into consideration when determining whether targets should be disclosed, as it is unclear that stockholders and analysts would not take your size into consideration when reviewing your performance targets against those [sic] of your competitors. Finally, as to your argument that competitors may glean sensitive information about your internal strategic plans from disclosure of historical performance targets, it is unclear how a competitor’s possession of the knowledge that you were or were not successful in your expansion plans or certain sales could be subsequently used to “limit your footprint in key accounts and geographies.”

December 17, 2010

Please disclose your omitted performance targets in your next response and confirm that in future filings you will disclose performance targets that are tied to your publicly disclosed, company-wide financial results.

Company Response:

We supplementally inform the Staff that, for 2009, our annual revenue goal was $147,400,000 and our annual non-GAAP operating income goal was that the Company would achieve non-GAAP profitability by the end of the fourth fiscal quarter of 2009. In future filings, to the extent required by Item 402(b) of Regulation S-K, Isilon will disclose performance targets that are tied to its publicly disclosed, company-wide financial results.

* * * * *

We appreciate the Staff’s comment and request that the Staff contact Drew Markham of Wilson Sonsini Goodrich & Rosati at (206) 883-2500 or the undersigned at (206) 315-7500 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

Isilon Systems, Inc.

/s/ Keenan M. Conder
Keenan M. Conder
Vice President, General Counsel and Corporate Secretary

cc:	William D. Richter, Isilon Systems, Inc.
Drew G. Markham, Wilson Sonsini Goodrich & Rosati, P.C.